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INDUSTRIAL SCIENTIFIC                                              NEWS RELEASE
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     CORPORATION              1001 Oakdale Road         Phone 412-788-4353
                              Oakdale, PA 15701-1500    1-800-DETECTS (338-3287)
                              USA                       Fax 412-788-8353
                                                        http://www.indsci.com


Date:     November 18, 1998

Release:  Immediately

Contact:  James P. Hart, Vice President Finance
          Chief Financial Officer  412-490-1843

                       INDUSTRIAL SCIENTIFIC CORPORATION
                      ANNOUNCES 1998 THIRD QUARTER RESULTS

PITTSBURGH, PA-- November 18, 1998 -- Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX) today reported results for the third quarter ended October 31, 1998.

Net sales for the third quarter 1998 totaled $10,437,000 an increase of 2.0% from $10,236,000 for the third quarter 1997. Net income for the third quarter 1998 was $1,559,000 or $0.47 per share, an increase of 8.3% compared to $1,439,000 or $0.43 per share for the third quarter 1997.

Net sales for the nine-months ended October 31, 1998, increased 8.7% to $33,103,000 compared to $30,449,000 for the nine-months ended November 1, 1997. Net income for the nine-months ended October 31, 1998, was $4,946,000 or $1.50 per share, an increase of 15.4% over net income of $4,287,000 or $1.28 per share for the nine-months ended November 1, 1997. The nine-months ended November 1, 1997, included a non-recurring gain on the sale of Monitor Group which totaled $377,000. Excluding this gain, year to date net income for 1998 increased 26.5% compared to the prior year period.

Kent D. McElhattan, President and CEO, stated, "Strong financial results continued during the third quarter 1998. A year to date sales increase of 8.7% generated a gross profit increase of 14.1%, an operating profit increase of 27.7% and an increase in net income excluding the non-recurring gain on the sale of Monitor Group of 26.5%. New product development continues to be the primary growth strategy resulting in new market opportunities. Customer beta site testing of our new ammonia optical sensor for the agricultural industry continues to produce encouraging early results. I believe that new product development like the optical ammonia sensor will enable us to continue our excellent financial record."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments, systems and other technical products for the preservation of life and property.

Certain statements contained in this release may be considered forward-looking. These statements represent the Company's reasonable judgment and expectations and are subject to risks and uncertainties, including the risk factors listed in the Company's 10K for fiscal year 1997, that could cause actual results to differ materially from these statements.

                             O U R  M I S S I O N
Design-Manufacture-Sell: The highest quality products for the preservation of life and property
                   Provide: Best customer service available
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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                Condensed Consolidated Statement of Operations

                                  (Unaudited)
                   (In thousands, except per share amounts)



                                                         Three Months Ended                          Nine Months Ended
                                                    10/31/98           11/01/97                10/31/98            11/01/97
                                                    --------           --------                --------            --------
Net sales                                           $10,437            $10,236                 $33,103             $30,449
Gross profit                                          6,219              5,735                  19,306              16,926
Operating profit                                      2,146              1,921                   6,800               5,324
Net income                                            1,559              1,439                   4,946               4,287

Net income per basic common share:
     Basic earnings per share                         $0.47              $0.43                   $1.50               $1.28
     Weighted average shares - basic                  3,283              3,321                   3,295               3,343

Net income per diluted common share:
     Diluted earnings per share                       $0.47              $0.43                   $1.49               $1.28
     Weighted average shares - diluted                3,297              3,330                   3,309               3,349

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